

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 21, 2021

Todd Butz
Chief Financial Officer
Mayville Engineering Company, Inc.
715 South Street
Mayville, WI 53050

> **Re: Mayville Engineering Company, Inc.**
> **Form 10-K for the year ended December 31, 2020**
> **Filed on March 5, 2021**
> **File No. 1-38894**

Dear Mr. Butz:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2020

Exhibits

1. We note you have conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308(a) of Regulation S-K in your Form 10-K for the year ended December 31, 2020. Please amend your Form 10-K for the year ended December 31, 2020 to revise your certifications (Exhibits 31.1 and 31.2) to include the complete introductory language of paragraph 4 as well as paragraph 4b of Item 601(b)(31) of Regulation S-K. Also, please confirm you will revise your certifications in future interim reports to conform to Item 601(b)(31).

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at (202) 551-3723 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing